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Washington, D.C. 20549

Attn:	Claudia Rios
Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed December 22, 2023
File No. 024-11723

To Whom It May Concern:

On behalf of Phoenix Capital Group Holdings, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2024 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment to Offering Statement on Form 1-A filed by the Company on December 22, 2023. This letter is being submitted together with an amendment (“Amendment No. 9”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below correspond to the numbers paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 9. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 9.

Post-Qualification Amendment No. 9 to Offering Statement on Form 1-A

General Information About our Company, page 38

1.

Please provide additional clarification regarding the anticipated timing and criteria for contributing additional oil and gas properties to PhoenixOp, if known. In addition, we note that the intended business plan of PhoenixOp will require approximately $150,000,000. To the extent

January 19, 2024

this amount will be provided to PhoenixOp in increments pursuant to certain milestones or otherwise, please briefly describe the anticipated timing and associated amounts of the funding.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 6, 42 and 52 of Amendment No. 9.

2.

We note disclosure throughout your offering statement regarding your specialized software. However, certain statements appear to be inconsistent or, alternatively, in need of further clarification. For example, you state that you developed specialized software which you leverage to identify asset opportunities with potential for returns and that the software has potential value if it is ever licensed or sold. However, you have also revised the offering statement to remove statements that the software is proprietary and you have disclosed at page 24 that you do not own any intellectual property rights for any of your software. Please reconcile these statements.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 25, 41 and 42 of Amendment No. 9.

Compensation of Directors and Executive Officers, page 67

3.	Please update your executive compensation disclosure as of the fiscal year ended December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 72 of Amendment No. 9.

Adamantium Capital, LLC, page 70

4.

Please revise, where appropriate, to disclose whether (and if so, how) the terms of the loan agreement between Adamantium and Phoenix can be waived or amended. Please also address any potential conflicts of interest related to common management of the companies (for example, if management chooses to amend the loan agreement to add new borrowers such that offering proceeds that Adamantium would previously have loaned to Phoenix Capital and PhoenixOp can be loaned to other borrowers).

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16 and 76 of Amendment No. 9. The Company respectfully advises the Staff that it does not currently anticipate adding additional borrowers to the Adamantium Loan Agreement.

Exhibits

5.

We note your response to prior comment 4 and re-issue in part. While we note certain revisions to your exhibit index, it does not appear that you intend to file agreements related to certain aspects of your business (e.g., third-party operator agreements, acquisition agreements, contribution agreements, major customer agreements, equipment or servicing agreements, etc.). Please update your exhibit index and file material agreements, as necessary, or provide your analysis as to why such agreements are not required to be filed.

January 19, 2024

Response: The Company respectfully acknowledges the Staff’s comment and notes that all material contracts of the Company are listed in the exhibit index.

Item 17 (6)(a) of Form 1-A defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the issuer….” Item 17(6)(b) further states that a contract that “ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries” shall be deemed to be made “in the ordinary course of business” unless it falls within one of several specifically enumerated categories, in which case it must be filed as a material contract unless it is immaterial in amount or significance. The Company respectfully advises the Staff that, currently, all agreements related to its business, including third-party operator agreements, acquisition agreements, contribution agreements, customer agreements and equipment or servicing agreements, are contracts that ordinarily accompany the business conducted by the Company and its subsidiaries in the ordinary course of business. Under Item 17(6)(b)(ii), certain agreements that ordinarily accompany the kind of business conducted by an issuer nevertheless need to be filed if such contract is one “upon which the issuer’s business is substantially dependent.” Although the term “substantially dependent” is not defined, Item 17(6)(b)(ii) identifies two types of agreements that meet that test, namely “continuing contracts to sell the major part of the issuer’s products or services or to purchase the major part of the issuer’s requirements of goods, services or raw materials” and “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer’s business depends to a material extent.” The Company does not currently have any contracts to sell the major part of its products or services or any contracts to purchase the major part of its requirements of goods, services or raw materials or any agreement to use a patent, formula, trade secret, process or trade name upon which its business depends to a material extent. The Company also does not otherwise have any unfiled contracts upon which the Company is substantially dependent, as the Company does not believe that any of its third-party operator agreements, customer agreements or supply agreements, or any such similar contracts, are individually material in amount or significance; furthermore, if any of these agreements were to be terminated, the Company believes they could be replaced without significant cost or disruption to the Company. The Company also is not dependent on any essential sole source suppliers.

The Company also does not have any contracts material in amount or significance that need to be filed under (i) Item 17(6)(b)(iii) because there are no such contracts by the Company or any subsidiary of the Company concerning “the acquisition or sale of any property, plant or equipment” has a consideration that exceeds 15% of the Company’s fixed assets on a consolidated basis; or (ii) Item 17(6)(b)(iv) because it does not have leases it considers to be material concerning properties it holds that are described in the Offering Statement. Similarly, the Company has no plan of acquisition, reorganization, arrangement, liquidation or succession that needs to be filed under Item 17(7).

For the foregoing reasons, the Company respectfully submits that the Company has filed all agreements that are required to be filed as exhibits pursuant to Item 17.

General

6.

We note your response to prior comment 1; however, we are unable to agree with your analysis of the issues presented in that comment. Please tell us what consideration you have given to including a risk factor related to the non-disclosure of the Adamantium agreement prior to qualification on September 29, 2023. In addition, please confirm that you will file post-qualification amendments, as required by Rule 252(f)(iii)(2)(ii), to reflect any facts or events arising after the qualification date of the offering statement which represent a fundamental change in the information set forth in the offering statement.

January 19, 2024

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 9. The Company respectfully confirms to the Staff that it will file post-qualification amendments, as required by Rule 252(f)(iii)(2)(ii), to reflect any facts or events arising after the qualification date of the Offering Statement which represent a fundamental change in the information set forth in the Offering Statement.

7.

We note your response to prior comment 2. The loan agreement provides that Adamantium will loan up to $200,000,000. Please revise your disclosure to clarify, where appropriate, that there is no guarantee that Adamantium will raise the full amount in proceeds to loan.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 8, 13, 49 and 75 of Amendment No. 9.

*    *    *    *

January 19, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP

cc:	Curtis Allen, Chief Financial Officer, Phoenix Capital Group Holdings, LLC
Christopher J. Clark, Latham & Watkins LLP